C. P. POKPHAND CO. LTD.
卜蜂國際有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2004 SEP 27 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ref : EC/FL/GS/CPP/169/04

BY AIRMAIL

04045067

17th September, 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, DC 20549
United States of America

Attn : International Corporate Finance

SUPPL

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2520 1602 in Hong Kong if you have any questions.

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dw 9/27

..................../2

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Emily Y M Choi
Company Secretary

Encl

c.c. Mr Bryan Ho - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen - The Bank of New York, Hong Kong Branch (w/o encl)
(via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 17th September, 2004 of
C.P. Pokphand Co. Ltd.

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Document

1. Document : Press Announcement relating to Announcement of Interim Results
   Date : September 16, 2004
   Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

The board of directors (the "Directors") announces the unaudited consolidated results of C.P. Pokphand Co. Ltd. and its subsidiaries (the "Group") for the six months ended 30th June, 2004 as follows:

Condensed Consolidated Profit and Loss Account

	Notes	Six months ended 30th June, 2004 (Unaudited) US$'000	2003 (Unaudited) US$'000
Turnover	2	734,495	759,000
Cost of sales		(675,814)	(692,036)
Gross profit		58,681	66,964
Selling expenses		(25,217)	(30,230)
General and administrative expenses		(39,335)	(46,899)
Other income, net	3	13,866	4,242
Profit/(Loss) from operating activities	4	7,995	(5,923)
Finance costs		(16,885)	(16,866)
Share of profits and losses of jointly controlled entities		(2,193)	1,628
Share of profits and losses of associates		(625)	(1,060)
Loss before tax		(11,708)	(22,221)
Tax	5	(3,723)	(7,446)
Loss after tax		(15,431)	(29,667)
Minority interests		(1,593)	(1,442)
Net loss from ordinary activities *attributable to shareholders*		(17,024)	(31,109)
Accumulated losses at beginning of period		(105,716)	(49,650)
Accumulated losses		(122,740)	(80,759)
Transfer to statutory reserves		(1,570)	(1,369)
Accumulated losses at end of period		(124,310)	(82,128)
		US cent	*US cents*
Loss per share:	6		
Basic		(0.789)	(1.441)
Diluted		N/A	N/A
Dividend per share:			
Interim		–	–

5. Tax

	Six months ended 30th June, 2004 (Unaudited) US$'000	2003 (Unaudited) US$'000
The Company and subsidiaries:		
Provision for taxation in respect of profit for the period:		
PRC:		
Mainland	2,968	2,545
Hong Kong	–	–
Overseas	–	3,058
	2,968	5,603
Jointly controlled entities:		
PRC:		
Mainland	650	1,827
Hong Kong	–	–
	650	1,827
Associates:		
PRC:		
Mainland	105	16
Hong Kong	–	–
	105	16
Tax charge for the period	3,723	7,446

No provision for Hong Kong profits tax has been made as the Group earned no assessable income in Hong Kong during the period (2003: nil).

Overseas tax represented corporation tax payable in Turkey in respect of income earned. During the period, no overseas tax was provided (2003: US$3,058,000) as our subsidiary in Turkey was disposed at the end of 2003.

6. Loss per share is calculated based on the net loss from ordinary activities attributable to shareholders of US$17,024,000 (2003: US$31,109,000) and the weighted average of 2,158,480,786 shares (2003: 2,158,480,786 shares) of the Company in issue during the period.

As the exercise price of options outstanding during the period is higher than the average market price of the Company's shares during the respective periods, the diluted loss per share for the periods ended 30th June, 2004 and 2003 are not presented because the impact of the options is anti-dilutive.

INTERIM DIVIDEND

The Directors do not recommend an interim dividend for the year ending 31st December, 2004 (2003: nil).

Industrial business

Ek Chor China Motorcycle Co. Ltd., our subsidiary which operates the industrial business, registered a net profit of US$22.2 million for the six months ended 30th June, 2004 (2003: US$3.5 million). The increase in profit was mainly attributable to the gain on disposal of the Group's entire 50.0% interest in Shanghai-Ek Chor General Machinery Co., Ltd. for a consideration of US$40.0 million in February, 2004, after which the Group no longer accounted for its share of profit by using the equity method.

Indonesia

The Group disposed all of its Indonesian investments for a total consideration of US$4.8 million during the period.

LIQUIDITY AND FINANCIAL RESOURCES

As at 30th June, 2004, the Group had total assets of US$992.8 million, down 2.7% from US$1,020.8 million at the year end of 2003. Total debt and debt to equity ratio (debt to equity ratio is calculated by dividing the total debt by the net asset value) were US$607.5 million and 461.9% respectively, as compared to US$623.0 million and 417.0% as at 31st December, 2003.

Most of the borrowings by the Group are in U.S. dollars and RMB, and the interest rates ranged from 2.2% to 8.0% per annum for the period.

The Group had not engaged in any derivative for hedging against both the interest and exchange rate.

CAPITAL STRUCTURE

The Group finances its working capital requirements through a combination of funds generated from operations, short term and long term bank loans, floating rate notes and from the disposal of certain assets and investments. The Group had cash and cash equivalents of US$84.5 million as at 30th June, 2004 (31st December, 2003: US$56.8 million), an increase of US$27.7 million.

CHARGES ON GROUP ASSETS

As at 30th June, 2004, out of the total borrowings of US$607.5 million (31st December, 2003: US$623.0 million) obtained by the Group, only US$209.5 million (31st December, 2003: US$192.7 million) were secured and accounted for 34.5% (31st December, 2003: 30.9%) of the total. Certain of the Group's fixed assets located in the PRC with net book value of US$222.7 million (31st December, 2003: US$242.2 million) have been pledged as security for various short and long term bank loans.

Notes:

1. **Accounting policies**

The condensed consolidated interim financial statements are unaudited and have been prepared in accordance with the Rules (the "Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and International Accounting Standard 34 "Interim Financial Reporting".

The accounting policies adopted are consistent with those followed in the Group's annual financial statements for the year ended 31st December, 2003.

2. **Segmental information**

Turnover represents rental income and the net invoiced value of sales after allowances for goods returned and trade discounts, and after the elimination of intra-group transactions.

An analysis of turnover by activity and geographical location is as follows:

Turnover:

	Six months ended 30th June, 2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
By activity:		
Feedmill and poultry operations	734,494	758,980
Investment properties	1	20
	734,495	759,000
By geographical location:		
People's Republic of China ("PRC"):		
Mainland	734,494	669,791
Hong Kong	1	20
	734,495	669,811
Turkey	–	89,189
	734,495	759,000

The above analysis does not include the turnover of the Group's jointly controlled entities and associates.

3. **Other income, net**

	Six months ended 30th June, 2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
Negative goodwill recognized as income	692	–
(Loss)/Gain on disposal of short term investments	(7,580)	3,754
Gain on disposal of interest in a jointly controlled entity	20,198	–
Unrealised loss of short term *investments*	–	(604)
Tax refund in respect of re-investments	144	46
Interest income	412	1,046
	13,866	4,242

4. **Profit/(Loss) from operating activities**

	Six months ended 30th June, 2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
The Group's profit/(loss) from operating activities is arrived at after charging/(crediting):		
Foreign exchange loss/(gain), net	129	(1,129)
Depreciation	28,490	29,651
Staff costs	42,059	45,346
Loss/(Gain) on disposal of fixed assets, net	2,748	(527)
Amortisation of goodwill	100	121

FINANCIAL REVIEW

The breakdown of net profit/(loss) attributable to shareholders by activity and geographical location is as follows:

	Six months ended 30th June, 2004 (Unaudited) *US$'000*	2003 (Unaudited) *US$'000*
By activity:		
Feedmill and poultry operations	(26,425)	(29,193)
Industrial operations	22,189	3,488
Investment properties	(399)	(484)
Investment holding*	(12,389)	(4,920)
	(17,024)	(31,109)
By geographical location:		
PRC:		
Mainland	(4,236)	(31,252)
Hong Kong	(5,105)	(5,645)
	(9,341)	(36,897)
Turkey	–	5,547
Indonesia	(7,683)	241
	(17,024)	(31,109)

* including Hong Kong headquarters' general expenses

BUSINESS REVIEW

The first half of 2004 was a period of challenges for our core business. Consolidated turnover was US$734.5 million (2003: US$759.0 million). Consolidated profit from operating activities was US$8.0 million (2003: loss of US$5.9 million). Net loss from ordinary activities attributable to shareholders was US$17.0 million (2003: US$31.1 million).

PRC

Agri-business

During the period under review, our agri-business operations achieved a 9.7% increase in consolidated turnover of US$734.5 million (2003: US$669.8 million) and recorded turnover under management of US$1,081.6 million (2003: US$988.2 million). Consolidated loss attributable to shareholders of this division during the period was US$26.4 million (2003: US$34.7 million). Unit sales of our two main products, complete feed and day-old chicks, were 2.1 million tonnes (2003: 2.3 million tonnes) and 169.8 million units (2003: 167.8 million units) respectively.

Although the cost of raw materials continued to increase during the period, most of it can be compensated by raising the selling price of our products. There was a temporary decrease in demand for our products due to the outbreak of Avian flu in the region.

Our poultry meat is still subject to the import ban imposed by Japan, which is our primary export market. Although the further processing meat can be exported and less vulnerable to the import ban imposed by foreign countries, the Group will explore more on the domestic market in order to secure a stable demand for our meat products.

During the period under review, the Group disposed all of its 9,387,513 shares (2003: 49,562,783 shares) in Shanghai Dajiang (Group) Stock Co. Ltd. and recorded a gain of US$0.1 million (2003: US$3.4 million).

CONTINGENT LIABILITIES

As at 30th June, 2004, the guarantees provided by the Group was US$12.8 million (31st December, 2003: US$13.1 million).

EMPLOYEE AND REMUNERATION POLICIES

As at 30th June, 2004, the Group employed around 49,000 staff (including 19,000 staff from the jointly controlled entities and associates) in the PRC and Hong Kong. The Group remunerates its employees based on their performance, experience and prevailing market rate while performance bonuses are granted on a discretionary basis. Other employee benefits include insurance and medical cover, subsidized training programme as well as share option scheme.

RESTRUCTURING

The Company has made a distribution of US$65.8 million during the period, amounting to an aggregate distribution of US$399.2 million.

OUTLOOK

The business conditions in the second half of 2004 are expected to improve. The Group will continue to implement stringent cost control and improve operating efficiency in order to strive for better returns for our shareholders.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

There was no purchase, sale or redemption of the Company's listed securities by the Company or any of its subsidiaries during the period under review.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company complied with the Code of Best Practice as set out in Appendix 14 of Listing Rules throughout the accounting period covered by the interim report.

AUDIT COMMITTEE

The Audit Committee comprises the two independent non-executive directors of the Company. The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the unaudited interim financial statements.

PUBLICATION OF FURTHER INFORMATION

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules in force prior to 31st March, 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangements, will be published on the website of the Stock Exchange in due course.

By Order of the Board
Dhanin Chearavanont
Chairman and Chief Executive Officer

Hong Kong, 16th September, 2004

As at the date of this announcement, the directors of the Company comprise nine executive directors, namely, Mr. Jaran Chiaravanont, Mr. Montri Jiaravanont, Mr. Dhanin Chearavanont, Mr. Sumet Jiaravanon, Mr. Prasert Poongkumarn, Mr. Min Tieanworn, Mr. Thirayut Phitya-Isarakul, Mr. Thanakorn Seriburi and Mr. Veeravat Kanchanadul, and two independent non-executive directors, namely, Mr. Budiman Elkana and Mr. Cheung Koon Yuet, Peter.